

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2020

Scott G. Bruce
President
Digital Landscape Group, Inc.
660 Madison Avenue, Suite 1435
New York, NY 10065

> **Re: Digital Landscape Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 29, 2020**
> **File No. 333-240173**

Dear Mr. Bruce:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 9, 2020 letter.

Form S-4 filed July 29, 2020

Unaudited Pro Forma Condensed Combined Financial Information
Items Not Adjusted in the Unaudited Pro Forma Condensed Combined Financial Information, page 63

1. We note your response to prior comment 12. We note that the compensation paid to the Associated Partners management team related only to Associated Group Management's management of the investments in the APW Group and other Associated Partners portfolio companies. We also note that following the APW Acquisition, the company's business encompasses both the investment management role formerly performed at the Associated Group Management level and the business operations previously conducted at the APW Group level. As it appears the activities formerly performed by the Associated

Partners management team will continue post acquisition, please provide more details of why you believe that such costs should not be allocated to APW Group and reflected in its historical consolidated statements of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
EBITDA and Adjusted EBITDA, page 73

2.   We note your response to prior comment 4. We note that you continue to disclose on page 74 your estimate of the historical selling, general, and administrative costs related to the acquisition of revenue producing assets. As previously requested, please tell us why you believe this disclosure is appropriate and provides useful information to investors regarding your financial condition and results of operations. In your response please tell us how you estimated such costs and include a discussion of the frequency with which you have acquired revenue producing assets in the past, and whether you expect that trend to continue in future periods.

Acquisition Capex, page 74

3.   We note your response to prior comment 5. It appears that your measure of Acquisition Capex is designed to reflect costs incurred to acquire revenue producing assets as assets before they meet the criteria to be capitalized in accordance with US GAAP. Please explain to us how you considered the guidance in question 100.04 of the Compliance & Disclosure Interpretations related to Non-GAAP Financial Measures in determining whether the measure employs a tailored accounting principle. In your response, please explain to us how your measure is designed to ensure that committed contractual payments are not included as investments in real property interests in the subsequent period.

Annualized In-Place Rents, page 75

4.   We note your response to prior comment 7. Given the limitation of providing a quantitative reconciliation of this measure, please tell us how you considered discussing the difference between your revenue recognition policy and your calculation of annualized in-place rents. Also, revise to discuss why management believes the presentation of this measure provides valuable additional information for users of the financial statements in assessing your financial performance and growth.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: D. Scott Bennett, Esq.